NEWS RELEASE

New York - AG	August 16, 2021
Toronto – FR
Frankfurt – FMV

First Majestic Reports Second Quarter Financial Results and Quarterly Dividend Payment

Vancouver, BC, Canada – First Majestic Silver Corp. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the second quarter ended June 30, 2021. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's website at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

SECOND QUARTER 2021 HIGHLIGHTS

•Revenues reached a new Company record of $154.1 million following the inclusion of approximately two months of production from the Jerritt Canyon mine in Nevada and robust production from the Mexican operations
•Average realized silver price per ounce of $27.32, a 1% increase compared to Q1 2021
•Cash costs increased to $13.89 per AgEq ounce, compared to $12.61 in Q1 2021, primarily due to higher ore development and the addition of the Jerritt Canyon operation
•AISC were relatively unchanged at $19.42 per AgEq ounce, compared to $19.35 in Q1 2021
•Mine operating earnings of $29.4 million, compared to $28.1 million in Q1 2021
•Net earnings of $15.6 million (EPS of $0.06), compared to $1.9 million (EPS of $0.01) in Q1 2021
•Adjusted EPS of $0.05 after excluding non-cash and non-recurring items, compared to $0.03 in Q1 2021 (non-GAAP)
•Cash flow per share was $0.21 per share (non-GAAP), compared to $0.14 per share in Q1 2021
•Cash and cash equivalents as of June 30, 2021 was $227.1 million. In addition, the Company has a strong working capital position of $276.3 million and total available liquidity of $316.3 million, including $40.0 million of available undrawn revolving credit facility
•Declared a cash dividend payment of $0.006 per common share for the second quarter of 2021 for shareholders of record as of the close of business on August 26, 2021, and will be distributed on or about September 16, 2021

“Improved production rates and higher metal prices during the quarter generated record revenues for the business,” stated Keith Neumeyer, President & CEO. “As a result of the higher revenues, our quarterly dividend increased by approximately 33% when compared to the prior quarterly payment. The mining units generated

$29.4 million in mine operating earnings due to strong production and higher realized metal prices. At Jerritt Canyon, operational improvements are being achieved although AISC are expected to be higher than normal in the third quarter due to a $12.3 million lift on the tailing impoundment that is currently being constructed. Once completed, costs at Jerritt Canyon are expected to return to normal levels.”

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2021-Q2	2021-Q1	Change Q2 vs Q1	2020-Q2	Change Q2 vs Q2
Operational
Ore Processed / Tonnes Milled	826,213	614,245	35%	333,559	148%
Silver Ounces Produced	3,274,026	2,908,024	13%	1,834,575	78%
Silver Equivalent Ounces Produced	6,435,023	4,540,296	42%	3,505,376	84%
Cash Costs per Silver Equivalent Ounce (1)	$13.89	$12.61	10%	$7.76	79%
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$19.42	$19.35	0%	$13.95	39%
Total Production Cost per Tonne (1)	$104.94	$90.03	17%	$78.78	33%
Average Realized Silver Price per Ounce (1)	$27.32	$27.13	1%	$17.33	58%

Financial (in $millions)
Revenues	$154.1	$100.5	53%	$34.9	NM
Mine Operating Earnings (Loss)	$29.4	$28.1	5%	($7.8)	NM
Net Earnings (Loss)	$15.6	$1.9	NM	($10.0)	NM
Operating Cash Flows before Movements in Working Capital and Taxes	$51.2	$31.1	65%	($16.4)	NM
Cash and Cash Equivalents	$227.1	$201.7	13%	$95.2	139%
Working Capital (1)	$276.3	$232.8	19%	$114.2	142%

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.06	$0.01	NM	($0.05)	NM
Adjusted EPS (1)	$0.05	$0.03	74%	($0.10)	153%
Cash Flow per Share (1)	$0.21	$0.14	51%	($0.08)	NM
"NM" - Not meaningful

(1)  The Company reports non-GAAP measures which include cash costs per silver equivalent ounce produced, all-in sustaining cost per silver equivalent ounce produced, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” in the MD&A for a reconciliation of non-GAAP to GAAP measures.

Q2 2021 FINANCIAL RESULTS
The Company realized an average silver price of $27.32 per ounce during the second quarter of 2021, representing a 58% increase compared to the second quarter of 2020 and a 1% increase compared to the prior quarter.

Revenues generated in the second quarter totaled $154.1 million compared to $34.9 million in the second quarter of 2020, primarily due to a 199% increase in payable silver equivalent ounces sold due to a temporary suspension of operations mandated by the Mexican government in response to COVID-19 in the second quarter of 2020.

The Company reported mine operating earnings of $29.4 million compared to ($7.8) million in the second quarter of 2020. The increase in mine operating earnings is primarily attributed to higher ounces sold and higher metal prices.

The Company reported net earnings of $15.6 million (EPS of $0.06) compared to ($10.0) million (EPS of ($0.05)) in the second quarter of 2020. The increase in net earnings was primarily attributed to higher metal prices, temporary suspension of operating activities in the second quarter of 2020 in response to the COVID-19 pandemic, as well as a $10.3 million loss in the second quarter of 2020 related to mark-to-market adjustments on the Company’s foreign currency derivatives.

Adjusted net earnings for the quarter was $12.7 million (adjusted EPS of $0.05) compared to ($20.7) million (adjusted EPS of ($0.10)) in the second quarter of 2020, after excluding non-cash and non-recurring items.

Cash flow from operations before movements in working capital and income taxes in the quarter was $51.2 million ($0.21 per share) compared to ($16.4) million (($0.08) per share) in the second quarter of 2020.

Cash and cash equivalents as of June 30, 2021 was $227.1 million. In addition, the Company had strong working capital of $276.3 million and total available liquidity of $316.3 million, including $40.0 million of available undrawn revolving credit facility.

OPERATIONAL HIGHLIGHTS
The table below represents the quarterly operating and cost parameters at each of the Company’s four producing mines during the quarter.

Second Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Ore Processed / Tonnes Milled	202,382	234,381	242,839	146,611	826,213
Silver Ounces Produced	1,868,031	565,453	840,541	—	3,274,026
Gold Ounces Produced	19,227	8,453	102	18,762	46,544
Silver Equivalent Ounces Produced	3,176,725	1,140,398	847,502	1,270,398	6,435,023
Cash Costs per Silver Equivalent Ounce	$10.17	$16.70	$13.66	N/A	$13.89
All-in Sustaining Cost per Silver Equivalent Ounce	$14.22	$21.31	$15.97	N/A	$19.42
Cash cost per AuEq Ounce	N/A	N/A	N/A	$1,407	N/A
All-In sustaining costs per AuEq Ounce	N/A	N/A	N/A	$1,679	N/A
Total Production Cost per Tonne	$153.43	$79.17	$45.71	$177.30	$104.94

Total production in the second quarter was 6.4 million silver equivalent ounces, consisting of 3.3 million ounces of silver and 46,544 ounces of gold, representing an increase of 13% and 95%, respectively, compared to the previous quarter primarily due to a 14% increase in silver equivalent production from the three operating Mexican mines and the inclusion of production from the Jerritt Canyon mine effective April 30, 2021.

COSTS AND CAPITAL EXPENDITURES

Cash cost for the quarter was $13.89 per silver equivalent ounce, compared to $12.61 per ounce in the previous quarter. The increase in cash cost was due to higher ore development and the addition of the Jerritt Canyon mine which was producing at a higher cash cost in the first few months since the acquisition. The Company has identified numerous projects that will be implemented over the next 12 to 24 months at Jerritt Canyon to improve production and reduce costs at the mine and processing plant. The increase in cash costs were partially offset by lower cash costs at Santa Elena and La Encantada due to higher production.

AISC in the second quarter was $19.42 per ounce and in-line when compared to $19.35 per ounce with the previous quarter. The slight increase in AISC was primarily attributed to an increase in cash cost per AgEq ounce due to the addition of Jerritt Canyon which was mostly offset by a decrease in sustaining costs in total mine development in Mexico.

Total capital expenditures in the second quarter were $58.3 million, primarily consisting of $15.5 million at San Dimas, $17.2 million at Santa Elena (including $8.4 million towards the Ermitaño project), $2.8 million at La Encantada, $8.1 million at Jerritt Canyon and $14.4 million for strategic projects.

Q2 2021 DIVIDEND ANNOUNCEMENT

The Company is pleased to announce that its Board of Directors has declared a cash dividend payment in the amount of $0.006 per common share for the second quarter of 2021, representing a 33% increase compared to the prior quarterly payment as a result of higher generated revenues. The second quarter cash dividend will be paid to holders of record of First Majestic’s common shares as of the close of business on August 26, 2021 and will be distributed on or about September 16, 2021.

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 1% of the Company’s net quarterly revenues divided by the Company’s then outstanding common shares on the record date.

The amount and distribution dates of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an ‘eligible dividend’ for Canadian income tax purposes. Dividends paid to shareholders outside Canada (non-resident investors) may be subject to Canadian non-resident withholding taxes.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine and the Jerritt Canyon Gold Mine.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; mine plans and mine life; costs of production; costs and timing of development at the Company's projects; capital projects and exploration activities and the possible results thereof; and payment of dividends. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society, risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.